[SUTHERLAND ASBILL & BRENNAN LLP]

CYNTHIA M. KRUS
DIRECT LINE: 202.383.0218
E-mail: Cynthia.krus@sutherland.com

August 19, 2013

VIA EDGAR

Jennifer Sawin, Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Withdrawal of Exemptive Application for Golub Capital BDC, Inc. File No. 812-13905

Dear Ms. Sawin:

On behalf of Golub Capital BDC, Inc. (the “Applicant”), we hereby request the withdrawal of the exemptive application (File No. 812-13905) (the “Application”) filed by the Applicant on May 19, 2011.  The Application requested an order authorizing certain transactions that otherwise might have been prohibited by Section 12(d)(3) of the Investment Company Act of 1940, as amended.  Applicant has chosen not to seek this exemptive relief at this time.

If you have any questions, please call me at (202) 383-0218.  Thank you for your attention to this matter.

Sincerely, /s/ Cynthia M. Krus Cynthia M. Krus

CMK/snh